UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Lubin, Donald G.
   c/o Sonnenschein, Nath & Rosenthal
   8000 Sears Tower
   Chicago, IL  60606
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   MOLEX INCORPORATED
   MOLX, MOLXA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Phantom Stock Unit      |1-1     |09/01|A   |72.149     |A  |(1)  |(1)  |Common Stock|72.149 |$33.50 |1,322.656   |D  |            |
                        |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Phantom Stock Unit      |1-1     |10/01|A   |65.769     |A  |(1)  |(1)  |Common Stock|65.769 |$36.75 |            |   |            |
                        |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |10/25|A   |41.077     |A  |(1)  |(1)  |Common Stock|41.077 |$37.00 |1,429.502   |D  |            |
                        |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |11/01|A   |65.769     |A  |(1)  |(1)  |Common Stock|65.769 |$36.75 |1,495.271   |D  |            |
                        |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |12/01|A   |61.974     |A  |(1)  |(1)  |Common Stock|61.974 |$39.00 |1,557.245   |D  |            |
                        |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |01/01|A   |61.768     |A  |(1)  |(1)  |Common Stock|61.768 |$39.13 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |01/22|A   |39.216     |A  |(1)  |(1)  |Common Stock|39.216 |$38.25 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |01/27|A   |.611       |A  |(1)  |(1)  |Common Stock|.611   |$38.25 |1,658.84    |D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |02/01|A   |63.190     |A  |(1)  |(1)  |Common Stock|63.190 |$38.25 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |02/10|A   |39.599     |A  |(1)  |(1)  |Common Stock|39.599 |$37.88 |1,761.629   |D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |03/01|A   |67.363     |A  |(1)  |(1)  |Common Stock|67.363 |$35.88 |1,828.992   |D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |04/01|A   |69.554     |A  |(1)  |(1)  |Common Stock|69.554 |$34.75 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |04/25|A   |.741       |A  |(1)  |(1)  |Common Stock|.741   |$37.00 |2,018.867(2)|D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |05/01|A   |76.415     |A  |(1)  |(1)  |Common Stock|76.415 |$31.63 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |05/16|A   |43.165     |A  |(1)  |(1)  |Common Stock|43.165 |$34.75 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Unit      |1-1     |05/30|A   |38.462     |A  |(1)  |(1)  |Common Stock|38.462 |$39.00 |2,176.909   |D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. The phantom stock units were accrued under the Molex Incorporated Deferred Compensation Plan and are to be settled 100% in cash upon the reporting person's termination from service on the issuer's board of directors.
2. On February 10, 1997, Issuer declared a 25% stock dividend payable April 25, 1997 to holders of record on March 31, 1997. As a result, the reporting person received the following: 1/4 share of Common Stock for each share of Common Stock outstanding; 1/4 share of Class A Common Stock for each share of Class A Common
Stock outstanding; and 1/4 share of Common Stock for each share of Class B Common Stock outstanding. Cash was paid in lieu of any fractional shares. All of the numerical data on Table I has been adjusted to reflect this stock dividend. In addition, pursuant to anti-dilution provisions contained in all of Issuer's stock plans, all numerical data regarding outstanding stock options, stock bonuses, or any other equity plans reported on Table II have been adjusted to reflect the stock dividend in the following manner: the number of shares have been multiplied by 1.25 and the price (if any) has been divided by 1.25.
SIGNATURE OF REPORTING PERSON
Donald G. Lubin
DATE
August 4, 1997